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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

  82-

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

1. Names of Parties to the Transaction

Rimfire Minerals Corporation (“Rimfire”) and Geoinformatics Exploration Inc. (“Geoinformatics”).

2. Description of the Transaction

On August 5, 2009, Rimfire and Geoinformatics completed a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to the terms of an arrangement agreement dated June 11, 2009 between Rimfire and Geoinformatics. Pursuant to the Arrangement, Geoinformatics acquired all of the issued and outstanding common shares of Rimfire (the “Rimfire Common Shares”). Each of the holders of Rimfire Common Shares received 0.87 common shares in the capital of Geoinformatics in exchange for each whole Rimfire Common Share. All liabilities and obligations of Rimfire were transferred to Geoinformatics, and Geoinformatics became solely responsible for such liabilities and obligations

3. Effective Date of the Transaction

August 5, 2009.

4. Name of Each Party, if any, that Ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

Following the Arrangement, Rimfire will be de-listed from the TSX Venture Exchange and will cease to be a reporting issuer.

5. Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

6. Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

7. Documents filed under National Instrument 51-102 that described the transaction and where they can be found in electronic format

Available at www. sedar.com under “ Rimfire Minerals Corporation” and “Geoinformatics Exploration Inc.” and at www. sec.gov/edgar under “Rimfire Minerals Corporation”

Dated: August 6, 2009

Rimfire and Geoinformatics Finalize Business Combination

News Release

Vancouver, BC – August 5, 2009: Rimfire Minerals Corporation (TSX-V: RFM) and Geoinformatics Exploration Inc. (TSX-V:GXL) are pleased to report that the previously announced business combination, by way of Plan of Arrangement, has been completed. Effective as of August 5, 2009, the two companies have combined to form a new entity, Kiska Metals Corporation (TSX-V:KSK), creating a well managed and technically sound exploration company with an extensive property portfolio including the flagship Whistler Project in Alaska.

The Plan of Arrangement resolution was strongly supported by shareholders of both companies, with over 99% of votes cast in favour of the resolution at each company’s shareholder meeting held on July 30, 2009.  The final order of the British Columbia Supreme Court approving the Plan of Arrangement was obtained on July 31, 2009.

Rimfire Minerals Corporation (TSX-V: RFM) will cease trading as of the close of trading August 5, 2009. Geoinformatics Exploration Inc. (TSX-V:GXL) has completed a 1 for 3 share consolidation and name change to Kiska Metals Corporation on August 5, 2009 and will commence trading under TSX-V symbol KSK on August 6, 2009. Rimfire shareholders will receive 0.87 shares of Kiska Metals Corporation by yielding their Rimfire shares to Computershare Investor Services Inc. in accordance with the instructions set out in the information circular mailed to shareholders.  Upon the completion of the share consolidation and the Plan of Arrangement, Kiska Metals Corporation has 47,600,534 common shares outstanding and 51,429,851shares on a fully diluted basis.

Board and Management

Kiska Metals Corporation will be led by the current Rimfire management team including Jason Weber, President & CEO; David Caulfield, Director of Business Development; Dorothy Miller, CFO; and Mark Baknes, VP Exploration.

Kiska Metals Corporation’s seven person board will consist of five existing Rimfire directors and two Geoinformatics directors and be co-chaired by David Caulfield (current executive Chairman of Rimfire) and John Kanellitsas (current non-executive Chairman of Geoinformatics).

Rimfire would like to acknowledge the efforts and contributions of Jack Miller and Henry Awmack who have both served as directors since the inception of Rimfire in 1999. Their experience and knowledge has proven to be an invaluable guide for the direction and success of the company.

Geoinformatics Management would like to thank its outgoing board members Peter Stein and George Ireland for their dedicated service. In addition, a special thanks to Petra Decher, Geoinformatics outgoing CFO and President for her years of commitment.

The Whistler Property

Geoinformatics’ assets include an extensive property portfolio in Alaska, British Columbia, Ontario, Mexico and Nevada and ~44.6% ownership of Clancy Exploration Ltd (ASX:CLY). The wholly-owned Whistler gold-copper porphyry project has a NI43-101 indicated resource of 1.31 million ounces gold-equivalent and an inferred resource of 4.44 million ounces gold-equivalent in the Whistler Zone (see Appendix 1). The property is located 150 kilometres northwest of Anchorage, Alaska, covers an area of approximately 440km2 and is situated in the same geological belt that hosts the world class Pebble copper-gold porphyry deposit. In addition to the Whistler Zone resource, the property includes multiple exploration targets within 10 kilometres of the Whistler Zone, including the 2008 Raintree West discovery where previously reported drilling intersected 160 metres averaging 0.59g/t gold, 0.10% copper and 6.02g/t silver (refer Geoinformatics press release dated November 4, 2008 for details).

Kiska Metals Corporation Highlights

➢

A well-funded exploration company with a NI43-101 compliant resource of 1.31 and 4.44 million gold equivalent ounces in the Indicated and Inferred resource categories, respectively. (see Appendix 1)

➢

Continuation of Rimfire’s successful ‘joint-venture’ exploration model.

➢

Consolidated extensive precious metals focused property portfolio with geographic synergies in Alaska, British Columbia and Nevada.

➢

Enhanced management team skilled in leveraging exploration via strategic partnerships with international mining companies.

➢

Strong Board of Directors with expertise in capital markets and project advancement.

➢

Streamlined G&A and other head office costs.

FOR FURTHER INFORMATION:

Rimfire Minerals Corporation

Mr. Jason Weber, President & CEO, Tel: (604) 669-6660 ext 237

Mr. Patrick Moodie, Manager, Corporate Communications, Tel: (604) 669-6660 ext 236

Email: info@rimfire.ca

Rimfire Minerals Corporation

Suite 1350 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9

www.rimfireminerals.com

Geoinformatics Exploration Inc.

Ms. Rosie Moore, Chief Executive Officer, Tel: (604) 925-5881

Mr.  Darren Holden, Chief Operating Officer, Tel: (604) 669-6660

Email: info@geoinformex.com

Suite 303 – 80 Richmond St. West, Toronto, Ontario, M5H 2A4

www.geoinformex.com

APPENDIX 1.

Mineral Resource Statement for the Whistler Gold Deposit, Alaska

Prepared by SRK Consulting (Canada) Inc February 2008.

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Total grade and Total Contained Metal gold equivalent grade and ounces estimated based on equal full recoveries, $550 per ounce gold, $8 per ounce silver and $1.50 per pound of copper;

4. Totals may vary due to rounding.

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between Geoinformatics and Rimfire and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of Geoinformatics or Rimfire and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in Geoinformatics’ management discussion and analysis for the period ended March 31, 2009 and Rimfire’s Annual Information Form on Form 20-F for the year ended January 31, 2009, available at www.sedar.com.  Although Geoinformatics and Rimfire have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Geoinformatics and Rimfire undertake no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: August 5, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer